Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)

666 Burrard Street, Suite 3150

Vancouver, British Columbia  V6C 2X8

2.

Date of Material Change

June 24, 2008

3.

News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on June 24, 2008 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton announced that it has filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of two of its three series of publicly-traded warrants (the “Existing Warrants”).  The New Warrants are being offered as an incentive to holders of Existing Warrants to exercise their Existing Warrants during a 20 business day early exercise period (the “Early Exercise Period”) expected to commence on or about August 8, 2008 and end on or about September 5, 2008.

5.

Full Description of Material Change

Silver Wheaton announced that it has filed a preliminary prospectus in each of the provinces of Canada and a registration statement in the United States to qualify the distribution of approximately 3 million new common share purchase warrants (“New Warrants”) to holders of two of its three series of publicly-traded warrants (the “Existing Warrants”).  The New Warrants are being offered as an incentive to holders of Existing Warrants to exercise their Existing Warrants during a 20 business day early exercise period (the “Early Exercise Period”) expected to commence on or about August 8, 2008 and end on or about September 5, 2008.

If all Existing Warrants are exercised during the Early Exercise Period:

•

Silver Wheaton will receive gross proceeds of approximately Cdn$136 million on or before September 5, 2008 (the last day of the Early Exercise Period);

•

Silver Wheaton will issue approximately 3 million New Warrants with an exercise price of US$20.00 per New Warrant; and

•

Silver Wheaton’s fully diluted share capital after giving effect to the exercise of all “in-the-money” warrants and stock options will not increase.

The proceeds of the exercise of the Existing Warrants will be available to fund future growth opportunities.

The details of each series of Existing Warrants are set out in the table below.  The Existing Warrants will continue to trade on the Toronto Stock Exchange (the “TSX”) during the Early Exercise Period.

Series of Warrants	Stock Symbols	Expiry Date	Exercise Basis per Warrant	Exercise Price per Warrant	Exercise Price per Share

First Warrants	SLW.WT	August 5, 2009	0.2 of a Common Share	Cdn$0.80	Cdn$4.00
Series A Warrants	SLW.WT.A	November 30, 2009	0.2 of a Common Share	Cdn$1.10	Cdn$5.50

Silver Wheaton is proposing to amend the terms of the Existing Warrants such that holders of the Existing Warrants would be entitled to receive a fraction of a New Warrant (as set forth in the table below) provided such holders exercise their Existing Warrants during the Early Exercise Period.  Each New Warrant will entitle the holder to purchase one common share of Silver Wheaton at a price of US$20.00 at any time prior to 5:00 p.m. (Vancouver time) on the date which is five years following the expiry of the Early Exercise Period.  The closing price of Silver Wheaton’s shares on June 20, 2008, the last trading day prior to the date of this press release, was Cdn$13.68 on the TSX and US$13.50 on the New York Stock Exchange.

	Fraction of New Warrant for each Existing Warrant exercised during the Early Exercise Period	Number of Existing Warrants to be exercised to acquire one Common Share	Illustrative Early Exercise of 100 Existing Warrants
			Existing Warrants Owned	What is Paid on Exercise	What is Received
Series of Warrant

First Warrants	0.0148	5	100	Cdn$80	20 Common Shares
				(Cdn$0.80warrant) per	1.48 New Warrants

Series A Warrants	0.0340	5	100	Cdn$110	20 Common Shares
				(Cdn$1.10 warrant) per	3.40 New Warrants

If all of the Existing Warrants are exercised during the Early Exercise Period, Silver Wheaton will issue approximately 31 million common shares and approximately 3 million New Warrants.

Any Existing Warrants that are not exercised during the Early Exercise Period will remain outstanding and continue to be governed by their current terms.

The transaction is subject to the receipt of all required regulatory approvals and consents, including approval by disinterested shareholders and warrantholders.  GMP Securities L.P. (with respect to the holders of Existing Warrants) and Genuity Capital Markets (with respect to shareholders) have provided fairness opinions that this transaction is fair to holders of Existing Warrants and shareholders.

The required shareholder approval will be sought at a special meeting of shareholders of Silver Wheaton to be held on August 7, 2008.  The required approvals of holders of the Existing Warrants will be sought at a meeting of warrantholders to be held on August 7, 2008 with a record date of July 7, 2008 and Silver Wheaton expects to mail management information circulars to its shareholders and to its holders of Existing Warrants on or about July 16, 2008.  The amendment of each series of Existing Warrants requires approval by holders of 66⅔% of the warrants of such series voting in person or by proxy at the meeting of warrantholders.  The issue of the New Warrants requires approval by a simple majority of disinterested shareholders at the meeting of shareholders.

Silver Wheaton has filed a preliminary short form base shelf prospectus in each of the provinces of Canada and with the U.S. Securities and Exchange Commission to qualify and register the distribution of the New Warrants and the common shares issuable upon exercise of the New Warrants and the Existing Warrants.  A copy of the preliminary short form base shelf prospectus dated June 23, 2008 relating to the distribution of the New Warrants is available at www.sec.gov and will be available at www.sedar.com.  Silver Wheaton has applied to list the New Warrants on the TSX.  Listing will be subject to fulfilling all of the listing requirements of the TSX.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

INCREASED DEBT FACILITY

Silver Wheaton is pleased to announce that it has increased the size of its revolving bank debt facility by US$100 million to US$400 million.  In addition, the existing US$200 million term loan facility remains in place.

The increased revolving facility has a remaining life of approximately six years and the terms are substantially unchanged.  The facility will be available to fund future growth opportunities.

MANAGEMENT CHANGE

Silver Wheaton is pleased to announce that Mr. Gary Brown has been appointed Chief Financial Officer of Silver Wheaton effective July 1, 2008.  Mr. Brown is a Chartered Accountant and a Chartered Financial Analyst, and has more than 10 years of senior financial experience in publicly traded companies.  Mr. Brown will replace Nolan Watson, who is leaving the company for personal reasons.  Silver Wheaton’s management and directors wish Mr. Watson well in his future endeavors.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the warrant amendment transaction, including regulatory, shareholder and warrantholder approvals and receipt of the estimated proceeds from the exercise of all of the Existing Warrants.  Forward-looking statements and forward-looking information contained herein is based on the reasonable assumptions of Silver Wheaton as at the date hereof.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The forward-looking statements and forward-looking information contained herein is provided for the purpose of assisting investors in understanding the proposed warrant amendment transaction and may not be appropriate for other purposes.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information, contact Nolan Watson, Chief Financial Officer of Silver Wheaton Corp. at (604) 696-3043.

9.

Date of Report

June 26, 2008.